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                               April 25, 2022

       Maree Robertson
       Senior Vice President - Chief Financial Officer
       FREEPORT-MCMORAN INC.
       333 N. Central Ave.
       Phoenix, AZ 85004

                                                        Re: FREEPORT-MCMORAN
INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No.
001-11307-01

       Dear Ms. Robertson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Miami Smelter, page 24

   1. Please state your Miami Smelter anode and El Paso refinery production tonnages as required by Item 1303
(B)(2)(i) of Regulation S-K.
       Mineral Reserves, page 34

   2. We note your reserves and resources are reported on a 100% basis in both your filing and exhibits. Please revise
your filing and exhibits to disclose only that portion of the reserves and resources
attributable to your ownership as required by Item 1303 (B)(3)(iii) of
                                                        Regulation S-K.
       Exhibit 96.3, page E-14

   3. We note you have included the Cerro Verde map on page 14 and the Grasberg map on
 Maree Robertson
FREEPORT-MCMORAN INC.
April 25, 2022
Page 2
         page 59 of your Morenci mine technical report. Please correct these maps in your technical report.
Exhibit 96.1, page E-49

4. Please explain how the cutoff grade was calculated for your crushed leach reserves.
Exhibit 96.2, page E-49

5. We note your Grasberg technical report has the mine economics for the Morenci mine on page 49 and the resource summary for the Morenci mine on page 51. Please correct these tables in your technical report.
Exhibits

6. Please revise your resource and reserve summaries in your exhibits to clarify and distinguish between your breakeven and internal/marginal cutoff grades presented.
7. Please revise your commodity price forecast and explain with particularity how and when this price was determined with the assumptions underlying the price selection. See Item
         601 (B)(96)(iii)(b)(11)(iii) of Regulation S-K.
8. Please revise your economic analysis to present the cash flow information on an annual basis with additional line items to clarify your presentation. Additional line items would include revenues, royalties, taxes, by-products, etc. See Item 601
(B)(96)(iii)(b)(19)(ii) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551 - 3752 with any questions.



FirstName LastNameMaree Robertson                              Sincerely,
Comapany NameFREEPORT-MCMORAN INC.
                                                               Division of
Corporation Finance
April 25, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName